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                              June 10, 2024

       Thomas Salerno
       Chief Executive Officer
       TSR, Inc.
       400 Oser Avenue, Suite 150
       Hauppauge, NY 11788

                                                        Re: TSR, Inc.
                                                            Schedule 14D-9
filed May 30, 2024
                                                            File No. 005-38473

       Dear Thomas Salerno:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 14D-9 filed May 30, 2024

       Past Contacts, Transactions, Negotiations and Agreements, page 3

   1. Refer to the second paragraph under the subheading "Merger Agreement" in this section and the statement there
that the summary of the terms of the Merger Agreement and
                                                        descriptions of the
Offer conditions    do not purport to be complete.    While a summary is
                                                        necessarily a condensed
version of disclosure that appears elsewhere, it should describe all material terms. Please
modify to avoid characterizing the disclosure here, and in similar instances throughout
the schedule, as incomplete.
       Certain Unaudited Prospective Financial Information of TSR, page 26

   2. Please disclose the full Projections instead of a summary of the Projections.

               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Thomas Salerno
TSR, Inc.
June 10, 2024
Page 2

      Please direct any questions to Laura McKenzie at 202-551-4568 or Daniel Duchovny at
202-551-3619.



FirstName LastNameThomas Salerno                        Sincerely,
Comapany NameTSR, Inc.
                                                        Division of Corporation
Finance
June 10, 2024 Page 2                                    Office of Mergers &
Acquisitions
FirstName LastName